Report of Voting Results
(Section 11.3 of National Instrument 51-102)

The following describes the matters voted upon and the outcome of the votes at the annual general meeting of shareholders of First Majestic Silver Corp. (the “Company”) held on Thursday, May 28, 2009 at The Fairmont Waterfront Hotel, 900 Canada Place Way, Vancouver, British Columbia.

1.	Fix Number of Directors

The ordinary resolution fixing the number of directors at seven was approved by a majority vote of shareholders present in person or represented by proxy at the meeting as follows:

Votes in Favour	% of Votes Cast
23,605,918	98.78%

2.	Election of Directors

The seven nominees set for in the Company’s management information circular dated April 15, 2008 were elected as directors of the Company by a majority vote. The Company’s shareholders present in person or represented by proxy at the meeting voted as follows:

Director Nominee	Votes in Favour	% of Votes Cast

Keith Neumeyer	25,528,080	98.46%
Ramon Davila	25,568,639	98.63%
Robert A. McCallum	23,565,303	98.61%
Tony Pezzotti	23,496,280	98.32%
David Shaw	23,571,870	98.64%
Douglas Penrose	23,426,398	98.03%
Robert Young	23,529,128	98.46%

3.	Appointment of Auditors

Deloitte & Touche LLP was re-appointed as auditors of the Company by a majority vote of shareholders present in person or represented by proxy at the meeting as follows:

	Votes in Favour	% of Votes Cast

Appoint Auditors	23,755,051	99.41%
Fix Auditor’s Remuneration	23,527,336	98.45%

Dated at Vancouver, British Columbia, this 18th day of June, 2009.

FIRST MAJESTIC SILVER CORP.

“Connie Lillico”
Connie Lillico
Corporate Secretary

Suite 1805, 925 West Georgia Street, Vancouver, B.C. Canada V6C 3L2
Phone: 604.688.3033 | Fax: 604.639 -8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
www.firstmajestic.com